EXHIBIT 10.2

NI 43-101 TECHNICAL REPORT PERTAINING TO:

The Vianey Mine - Guerrero State, Mexico

Summary of Property Setting, Prior Exploration, and Mineral Potential,
With Recommendations for Exploration

October 18, 2004
 Revised March 10, 2005

Prepared For: Minerale Jazz S.A. de C.V.
5525 West Boulevard, Suite 123
Vancouver, B.C. Canada
V6M 3W6
Tel. (604) 677-6830

Prepared By: Rodney A. Blakestad, J.D., C.P.G.
1602 W. Placita Sin Nieve
Sahuarita, Arizona 85629
Tel./Fax: (520) 625-5046
MasOro@dakotacom.net

Vianey Mine - Guerrero State, Mexico	Page

1.	Summary

This report provides a summary of the physical setting, geology, recent exploration history and mineral exploration potential of the Vianey Mine concession and provides recommendations for exploration. The report was prepared in conformance with National Instrument 43-101 at the request of Minerale Jazz SA de CV.

The Vianey Mine concession is a historically productive mining property with mineral values primarily in silver-zinc-lead, and local gold-copper credits. The subject property has been involved in prior underground exploitation by third parties and is said to have realized production intermittently since prior to the Spanish conquest. The concession consists of 44 hectares held under Exploitation concession (Number 164151, Exp. No. 5929, issued March 5, 1979) pursuant to the laws of Mexico. Minerale Jazz SA de CV exercised a lease with option to purchase the property held between Minera LMX SA de CV, and Minera Chilpancingo SA de CV, and the owner of the concession. The property is owned 100% by Minerale Jazz with no royalty, back-in rights, or other encumbrance.

The Vianey Mine concession is located in south-central Mexico, within a belt of Mesozoic limestone-siltstone-volcanic rocks, intruded locally by Cenozoic igneous rocks. The belt is the southern part of the Sierra Madre province, which includes a string of gold-silver and base metal deposits that occur in a NW- to NNW-trending belt from the state of Oaxaca (to the ESE) northward to the Arizona border with Sonora.

Preliminary mineral resource calculations were compiled by Hawley (2000a and 2000b) for mineralization left in-place above the -75 meter level and in areas of recent drilling above and below that level. The resource estimates are not confirmed in this analysis; instead the property is viewed as an exploration target for silver-zinc-lead and local gold-copper mineralization. On-site examination and available exploration data (drill data and channel sample results) indicate a high probability for discovering extensions to known productive silver-bearing veins on Vianey Mine concession. Excellent exploration potential extends both laterally and vertically from the areas of historical production and recent drilling. An exploration plan and strategy for development are recommended.

Initial exploration is recommended to comprise of lithological and structural mapping of the underground and surface exposures, and aerial photography or high-resolution satellite imagery interpretation of the area. The objective of recommended work is to locate and orient approximately 3,230 meters of angle-hole diamond core drilling to test the grade, thickness, and continuity of mineralization at depth and along strike of known mineralized structures. Particular emphasis should be placed on the down-dip projections of the productive mineral system, where success in further exploration will add substantial tonnage to the mineralization identified at- and above the -75 meter level. The estimated cost of the proposed exploration is $461,780 USD or $577,225 CAD.

If favorable results are obtained during the recommended work, subsequent work plans are deferred for future consideration and should be addressed by a Qualified Person as the results warrant. The medium-term strategy recommended for Vianey Mine is that a decline be considered for access to the underground workings below the -75 meter level so that underground drilling and potential future exploitation can be accomplished efficiently.

Page i

TABLE OF CONTENTS

1.	Summary	i
2.	Introduction and Terms of Reference	1
3.	Disclaimer - Reliance on Other Experts	1
4.	Property Description and Location	1
5.	Accessibility, Climate, Local Resources, Infrastructure and Physiography	5
6.	History	6
7.	Geological Setting	12
7.1	Stratigraphy of Sedimentary Rocks	12
7.2	Intrusive Rocks	13
7.3	Structural Framework	13
8.	Deposit Types	13
9.	Mineralization at the Vianey Mine Concession	14
10.	Exploration	15
11.	Drilling	16
12.	Sampling Method and Approach	22
13.	Sample Preparation, Analyses and Security	22
14.	Data Verification	22
15.	Interpretation and Conclusion	23
16.	Recommendations	23
17.	Pertinent References	26
18.	Statements of Qualification of Mr. Rodney Blakestad	27

ILLUSTRATIONS

Figure 1:	Location map of Mexico and the Vianey project area.	2
Figure 2:	Detail map of the Vianey Mine area	3
Figure 3:	Location of Vianey Mine and nearby mineral deposits	5
Figure 4:	View from Vianey Mine portal across valley	6
Figure 5:	Plan map for the Vianey Mine concession	7
Figure 6:	Longitudinal section of the Vianey Mine	10
Figure 7:	Regional geology map of the Vianey Mine area	12
Figure 8:	Massive sulfide on left portion of vein	14
Figure 9:	Lens of massive sulfide in fault zone	14
Figure 10:	Example of an un-named, near vertical hydrothermal vein	15
Figure 11:	Plan map of the -75 Level showing 1996 drill stations	17
Figure 12:	Table of mineralized intercepts and drill hole section - station 1	18
Figure 13:	Table of mineralized intercepts and drill hole section - station 2	19
Figure 14:	Table of mineralized intercepts and drill hole section - station 4	20
Figure 15:	Table of mineralized intercepts and drill hole section - station 6	21

Page ii

LIST OF TABLES

Table 1:	List of holes drilled at the Vianey Mine concession1	16
Table 2:	Proposed exploration budget for the Vianey Mine	24

APPENDIX A -Vianey Mine Title Opinion	29

Page ii

2.	Introduction and Terms of Reference

This report was prepared at the request of Minerale Jazz SA de CV as a National Instrument 43-101 (Standards of Disclosure for Mineral Projects) Technical Report. Following the guidelines of Companion Policy 43-101-CP and Form 43-101-F1 for Technical Reports, this document includes a description of the physical attributes of the property, its ownership, location and access, a brief description of its geological setting, a compilation of previous work on the property, a description of the exploration potential for the Vianey property, and contains recommendations for exploration.

The Vianey Mine concession (the subject property) is situated within the southern Sierra Madre Occidental province in the south-central region of Mexico (Reyes, et. al, 2000). The property contains a number of silver-base metal exploration targets based on an assessment of drilling and other exploration work carried out on the tenement by Hawley (2000a) and others.

Field examination by the author verified the presence of these mineralized structures. A near-term campaign of geological mapping, structural analysis, underground sampling, and surface drilling is recommended; a budget to conduct the same is set forth.

All units used in this document are metric, unless otherwise indicated and all currency amounts are in US Dollars, unless otherwise indicated.

3.	Disclaimer - Reliance on Other Experts

In preparing this report the writer reviewed a number of internal reports, drill records, and resource compilation tables and maps pertaining to the geology and the existence of silver-zinc-lead resources defined at the Vianey property by previous workers, and from published maps and reports (see Pertinent References). The writer acknowledges the input of Mr. Peter Hawley, a Qualified Person, who has extensive knowledge and experience with the Vianey Mine and the underground exploration performed there. Ground-truth evaluation of the property took place by the writer between August 21 and August 23, 2004, which resulted in identification of several issues involving prior exploration and sample reports. Notwithstanding, the writer believes that the preexisting data are reasonably accurate and sufficient to form a sound basis to recommend aggressive exploration of the concession.

The writer did not have the means to investigate title of the property or the status of periodical tax payments required by the Mexican government to maintain the property in good standing. Thus, the writer relies entirely on the title opinion attached to this document as Appendix A.

4.	Property Description and Location

The Vianey Mine is located in the north-central part of the state of Guerrero, which lies in the southern part of Mexico (see Figure 1). The Vianey Mine concession is located about 250 km by road south of Mexico City and 160 km north of Acapulco. Road access is good via highway 95, then by 15 kilometers of gravel road.

The concession exists in the municipality of Cocula, 1.6 km southeast of the small town of Atzcala, where labor suitable for exploration and limited mining can be found. Supplies and equipment area available in the towns of Mezcala and Chilpancingo, the capital of Guerrero, located on the main highway approximately 8 and 48 km south of the property respectively. A major power line passes near the property and electrical power is available at the mine.

Figure 1: Location map of Mexico and the Vianey project area showing major cities and roads (R. Blakestad, 2004).

The Vianey Mine is situated within the Morelos National Mining Reserve on the southwestern flank of the southern Sierra Madre Occidental province that extends north-northwest to the border between Sonora and Arizona, and east-southeast to Oaxaca State. The region is characterized by moderately steep rolling hills with alternating valleys of gentle gradient. Elevations in the area range from 450 to 850m above sea level. A major drainage system, the Balsas River, flows generally east to west through the region, about 2.5 km south of the site (see Figure 2).

The concession constitutes 44 contiguous hectares, centered on UTM coordinates 431,330m E, 1,987,020m N (WGS 84, Zone 14), or -99.6485 degrees E, 17.9704 degrees N. The property is held under Exploitation concession (Number 164151, Exp. No. 5929, issued March 5, 1979).

Right of access over the surface is not an issue with the Vianey Mine claim, as it straddles the main road between Atzcala and Mezcala. The owner of the surface estate of the concession is not known; restrictions and rights of use to the surface were not determined. The property was formerly in production on a small-scale basis by Minera Chilpancingo, SA de CV.

Minera LMX SA de CV acquired a purchase option on the property in 1996 and conducted exploration summarized below. Minerale Jazz SA de CV acquired 100% interest in the property from Minera LMX, Minera Chilpancingo, SA de CV and the underlying owner, Mr. Jorge Briones de Garcia, in 2004. Accordingly, there is no royalty or ownership encumbrance regarding the property. An independent legal assessment of the title to the property is presented in Appendix A of this report.

Figure 2: Detail map of the Vianey Mine area showing the capital Chilpancinco, the Rio Balsas and the major electrical power line that passes just north of the property.
Base map from Maps of Mexico (2004).

In Mexico, all minerals are held in trust for the people of Mexico by the national government. Surface rights can be held by the government, local communities (“ejidos”), or privately held by companies or individuals. Under the mining regulations, there are no provisions for patent to mineral lands in Mexico. The granting of permission for an individual, a cooperative, or a commercial company to acquire rights to explore for-, and ultimately for extracting minerals from the ground, is governed by legislation administrated by the government of Mexico.

The Mexico mining code of 1990 was revised in June 1992, and its current enabling Regulations were issued by the President of Mexico in 1999. The government, under the mining code, can grant to individuals and Mexican corporations mining concessions with the right to explore and extract mineral resources.

“Concessions” refer to mining lots, the perimeter and name of which is determined by the applicant, and which are granted on “free” land (“tierra libre”). Exploration concessions are granted to whoever first requests them; if two or more persons request the same area at the same time, a lottery is held to award the concession. Concessions are initially granted for exploration purposes. An Exploration concession is valid for a period of six years; an Exploitation concession for fifty years. Exploitation concessions can be renewed once for an additional fifty years, if requested before the end of the expiration of the original concession. The Vianey Mine is under an Exploitation concession, which was granted in 1979 and will expire, unless renewed, in 2029.

The main obligations which arise from a mining concession, and which must be kept current to avoid its cancellation, are the performance of assessment work, the payment of mining taxes (technically called “duties”), and compliance with environmental laws.

The Mining Law establishes that minimum amounts of funds for assessment work be spent in performing exploration work (in the case of exploration concessions) or exploration and/or exploitation work (in the case of exploitation concessions); in the latter case the sales of minerals from the mine may be substituted in lieu of the equivalent amount of minimum expenditures. A report must be filed in May of each year regarding the work done during the previous calendar year.

Mining duties must be paid in advance in January and July of each year, and they are based on the type of concession, on the surface area of the concession and the number of years that have elapsed since the date of issue. Environmental laws require the filing and approval of an environmental impact statement for all exploitation work, and for exploration work that does not fall within the threshold of a standard issued by the Federal Government for mining exploration. Environmental permitting for exploitation, absent any strong local opposition to the project, can be usually achieved in less than one year (Sanchez, 2001).

Potential environmental impacts and social impacts to communities affected by future land disturbance and mining activities are reviewed by the environmental protection sector of the government. There are no known or observed environmental liabilities respecting the concession or the land adjacent to the Vianey Mine. The writer is not aware of any requirements to survey the property, other than those that would be conducted in the ordinary process of applying for an exploration concession, or those incident to developing a production plan (for environmental purposes).

Water is scarce in Mexico, and mining operations generally require a great deal of water. The system that has been in place since the mid-nineties is based on a market allocation of water. Since the use of most water requires a water concession, by making this concession transferable within its hydrological district a market was created for water rights in each such district. Typically, with prior approval of the National Water Commission, a miner will purchase water rights, cap the existing wells, and drill a new well near his mining project (Sanchez, 2001).
At the Vianey Mine, no water occurs in the mine, even at the lowest -75 meter level.

There are no facilities at the mine. Situated approximately 40 meters in front of the main portal, there exists a 940 tonne stockpile of ore from recent underground development work. Other than a small shed and an electrical control box, there are no buildings, tailings piles or waste stockpiles on the property.

There are no other constraints, obligations, or environmental liabilities known to the writer that constitute a concern for Minerale Jazz in regards to exploration on the property. The exploration recommended in this document will require permits for drilling, which are normally readily available. An underground development program would require an explosives permit, impact assessments and environmental planning permits from various Mexican government agencies, which entails several months of planning and governmental document review.

5.	Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Vianey Mine property is located in the Guerrero Gold Belt, in the central Guerrero State
Morelos National Mineral Reserve, southwestern Mexico, 15 km northwest of Mezcala. The property can be reached using Highway 95, from Mexico City or Acapulco to Mezcala at the Balsas River and 15 km of gravel road to Atzcala (population ~ 2000), 1.6 km from the mine site. Access is somewhat restricted from June to October, due to rainy season. Electricity and water supplies are readily available near the site, and telephone, medical facilities and labor are available from the local towns. Land for mining, milling and waste disposal is available on- and immediately adjacent to the concession.

The Vianey Mine is located in a region known to have many mines. It is situated near populated centers that can provide all the necessary services, labor and suppliers to sustain a mining operation. Most of these towns and villages can be accessed by paved roads or highways. A railroad and a local airport can be accessed in Iguala, 55 km north of Valerio on Highway 95 (see Figure 3).

Figure 3: Location of the Vianey Mine and nearby mineral deposits. Map after Hawley (2000a).

One of the closest mills capable of processing ore extracted from the Vianey Mine is located in Taxco, 80 km to the north of Valerio, on Highway 95; it is operated by Industrial Minera Mexico S.A. The mill uses flotation and a cyanide leach process, with an operating capacity of 1500 tons per day (Ciesielski, 2001). Other mills are located in the vicinity of Vianey Mine, but their suitability for processing poly-metallic silver ores is not known.

The region around Vianey Mine consists of rolling hills, generally covered with lush vegetation (see Figure 4), and low-gradient valleys where extensive farming takes place. Valley elevations are on the order of 450 meters and local hills rise to elevations of 850 meters. The climate is semi-tropical with a rainy season from June to October and generally warm temperatures throughout the year (range 10 to 40° C). Work and mining operations can be accomplished on a 12-month basis.

Figure 4: View from Vianey Mine portal across valley to Atzcala, with power line in background.

6.	History

According to Hawley (2000a), the Vianey Mine has been operated intermittently on a small-scale basis since the 1400s. More recently, the mine is said to have been in almost continuous production since about 1976 by Compania Minera de Chilpancingo S.A. and operated until 1996 on a small scale with short breaks, extracting 200 to 300 tonnes per month.

Underground workings put in by Compania Minera de Chilpancingo, and its predecessors, amounts to seven levels, several winzes, two shafts and numerous stopes. The portal is at the “0” Level approximately 540 meters elevation (see Figures 5 and 6), which penetrates into the mountain about 100 meters in an easterly direction. The various level numbers reflect distance in meters above and below the 0 Level. Two primary veins were developed by Chilpancingo: the Tepemesquite and the Vianey Veins.

Stopes exist along the Tepemesquite vein between the +25 and 0 Levels on a N110°E vein system that dips 85°N. The Vianey Vein was developed on the 0, -25, -38, -50, -68 and -75 levels. The levels are connected by two internal shafts and are generally accessible, but with difficulty. Developments on the Vianey Vein extend in a southeast direction following veins and mineralized structures trending generally N145° to 155°E dipping 80° to 85°SW. The lower levels extend from the area of the portal to the southeast about 200 meters. Numerous faults trend parallel to- and cross the trend of the tunnels.

Underground workings include crosscuts, stopes and winzes that occur at irregular intervals along both lower levels. The amounts of ore and waste rocks extracted from the Vianey Mine are not documented, but extensive underground development is evident (see Figures 5 and 6).

Figure 5: Plan map of Vianey Mine concession showing the location of the portal and projection of underground veins to the “0” level. Map by R. Blakestad, 2004.

Minera LMX SA de CV, a former subsidiary of LMX Resources Ltd., took over the Vianey operations in 1996 and started various exploration and development works. The first phase of exploration was conducted in the mine by P.H. Consultants Ltd of Val d’Or, Quebec, in order to determine what resources were still contained in the old workings. A total of 252 meters of vertical fan drilling was completed from drill station one, 276 channel samples were taken, and 433 additional samples were obtained. All samples were analyzed for 38 minerals by a combination of fire assay, ICP, and aqua regia-AA methods by Bondar Clegg Laboratories.

A second phase of exploration completed in November 1996 accomplished 2,173 meters of underground core drilling from drill stations one through six. The second phase drilling further delineated the mineralized zones identified by the first program and resulted in the partial definition of a new breccia chimney called the Twilight Zone.
The phase one and phase two exploration campaigns established the basis for a “geological” resource estimate of mineralized blocks. The mineralized blocks defined by the underground drilling and channel sampling were viewed as a “geological” resource because a mining method had not been specified and no dilution factor was applied; additionally, the cost for mining and milling had not been determined to justify an appropriate cut-off grade. Notwithstanding, a resource of 440,601 short tons (399,625 metric tonnes) representing an in-place value of $65/ton (Thorpe, 1998) was calculated based on an arbitrary cut-off value of $50/ton USD, using metal prices quoted by the Financial Post on February 18, 1997 ($645/t for lead, $1195/t for zinc, and $5.21/oz for silver). Average metal grades were not reported for this initial resource calculation.

Though the calculation of the resource is conceptual in nature and does not attain the level of diligence required for reporting under NI 43-101 section 1.3, these data are considered by the writer to be relevant as a preliminary estimate of the order of magnitude of mineralization defined by the first two phases of exploration, and it formed a basis for further exploration.

In May 1997, Minera LMX started a third phase to verify and expand previous findings and to mine accessible reserves for direct shipping. After stockpiling about 940 tonnes of material from underground development work, the company abruptly closed the operation and the third drilling program was interrupted shortly after it was initiated.

The property was sold to the Chief Geologist of Minera LMX, who later defaulted on a property payment and a legal battle ensued. After several years of inactivity, the legal matters were settled and Minerale Jazz SA de CV acquired 100% interest in the property, free of royalties and encumbrances, with a cash payment in 2004 (Vezina, prs. comm., 2004), but did not conduct any physical exploration of the property.

In the interim between cessation of operations in 1997 and acquisition by Minerale Jazz, several summaries of the exploration data and resource calculations were compiled by Hawley (2000a), Hawley (2000b), and Ciesielski (2001).

Hawley (2000a) prepared a study of the drill intercepts and channel samples from the underground workings at Vianey Mine to establish a basis for resource and reserve calculations and to set the parameters for a cash flow analysis. A more detailed revised analysis, in line with the CIM Standards on Mineral Resources and Reserves prepared by the CIM Standing Committee on Reserve Definitions dated August 20, 2000, with supporting drill logs, assay sheets and underground development summaries was subsequently prepared (Hawley, 2000b).

The parameters used for the detailed resource study (Hawley, 2000b) are as follows:

Specific Gravity	3.2 g/cc
Mining Rate	100 T/day
Mining Days/Year	300 days
Metal Price (Northern Miner Sept 14, 2000)
Silver	US$ 4.88/oz
Lead	US$ 0.217/lb

Zinc	US$ 0.579/lb
Dilution	10%
Mining Costs	US$ 29.17/ton
Trucking Costs	US$ 10.00/ton
Custom Milling Costs	US$ 18.00/ton
Mill Recovery (based on Tasco Custom Mill)
Silver	75.84%
Lead	78.93%
Zinc	75.31%

The revised resource estimate was based on a cut-off grade of 100 g/T silver, based on weighted average grade of drill intercepts and channel samples without consideration for accompanying lead, zinc, or other recoverable metals. Rectangular mining blocks were identified based on consideration of the previous mining history, distribution of drill intercepts and channel samples, and drifting in the mineralized zones extending 25 meters above or below the areas where samples were taken. Mining block values were calculated using mine channel samples extended 12.5 meters upward or downward and up to 12.5 meters left and right laterally and drill hole pierce points in the longitudinal section with a 25-meter sphere of influence. In the case where channel samples or drill intercepts reported values less than the 100 g/T silver cut-off grade, the extrapolation distance was taken half way between the closest valid sample site and the invalid site. All drill intercepts were corrected for true with determinations by trigonometric calculation. A minimum 1.5 meter horizontal mining width was used and where the intercept or channel sample was less than 1.5 meter, appropriate dilution at zero grade was factored in, then, subjected to a ten percent dilution factor, resulting in a 1.6 meter horizontal width.

Based on his extensive experience with the property, its mining history and exploration, Hawley placed the majority of the reserves in the Proven mineral reserve category. Probable mineral reserves were calculated by extending the sphere of influence from a minimum of two Proven reserve blocks by a maximum of 12.5 meters in a vertical or horizontal direction.

Using the above parameters, Hawley established the following reserve base:

•	Proven mineral reserve: 61,814 tonnes grading 399.32 g/T Ag, 3.7% Pb, and 2.63% Zn.

•	Probable mineral reserve: 5,652 tonnes grading 406.65 g/T Ag, 4.27% Pb, and 2.28% Zn.

A resource base was placed in a Measured or Indicated resources category according to drill hole continuity with mine workings above, or two or more drill hole intercepts showing continuity in grade and width, and the availability of detailed drill logs and assay reports. The resource base, fully diluted, was calculated to be:

•	Measured mineral resource: 139,656 tonnes grading 338.61 g/T Ag, 2.04% Pb, and 2.84% Zn.

•	Indicated mineral resource at Drill Station 2: 16,170 tonnes grading 132.0 g/T Ag, 1.14% Pb, and 1.71% Zn.

•	Indicated mineral resource at Drill station 6: 121,728 tonnes grading 135.69 g/T Ag, 1.46% Pb, and 5.46% Zn.

The total, fully diluted, proven and probable reserves plus measured and indicated mineral resources were calculated to be 345,020 metric tons 269 g/T Ag, 2.13 % Pb, and 3.66 % Zn. The general distribution of reserve-resource blocks is shown in Figure 6.

Figure 6: Longitudinal section of the Vianey Mine showing stopped areas, resource blocks, and underground sample sites. View looking northeast, map from Hawley (2000b).

In addition, a surface stockpile at the portal of the mine consisting of 940 tonnes grading 212 g/T Ag, 2.7% Pb, and 5.6% Zn was placed in the Proven reserve category (Hawley, 2000b). Supporting assays and work sheets for this determination were not available to the writer.

A review of the mineral resource and reserve calculation data, coupled with inspection of the underground workings, indicate that the resource summaries may not be consistent with the requirements of Section 1 of NI 43-101. Though the resource calculations were properly calculated and the summaries of exploration results are indicative of substantial mineralization at the Vianey Mine, the writer identified significant issues relating to: 1) the underground “channel samples”, which were attributed considerable weight in the resource study, were observed to be chip samples or chip-channel samples rather than true channel samples, 2) extrapolation of drill intercepts to support “proven reserves” were, in the writer’s opinion, too far apart to correlate as “proven reserves”, 3) missing drill logs and assay reports for phase two drilling activities and underground sampling, and 4) inconsistencies in the use of terms [tons/tonnes, g/t vs. g/T, “reserves” vs. “resources”, etc.], causes some concern in the resource designation. The writer rejects the resource estimates for purposes of this Qualifying Report, but suggests they be used in consideration of the mineral potential of the Vianey Mine property for purposes of further exploration and future resource determinations.

Ciesielski (2001) conducted an independent review and analysis of the Vianey Mine data. A mineral reserve estimate was established using a standard rectangular method based on the distribution of 134 channel samples on the different mine levels and the LMX drill hole pierce points on the mine longitudinal section. Sample locations and drill hole pierce points were digitized and plotted. Channel sample grades for Ag, Pb, and Zn were indexed according to gross in situ value using $4.60/oz Ag, $0.24/lb Pb and $0.53/lb Zn. Following Hawley (2000b) a horizontal with of 1.5 meters was used and diluted by 10% where necessary to maintain a 1.6 meter effective mining width and a 12.5 meter search radius was applied. The resulting data were statistically processed using statistical nearest neighbor and triangulation method, then, replotted in longitudinal sections.

The resulting plots of metal grade in longitudinal sections showed a good correlation with Hawley’s 2000b resource-reserve block calculation (Figure 6), with the advantage of displaying gradational changes in grade for silver, zinc, and gross value distribution. Grade distribution panels for silver using 100 g/T cut-off and for zinc at an equivalent 1.35% cut-off were prepared. These data indicate that Ag and Zn concentrations increase with depth and to the southeast of the longitudinal sections. A similar distribution was demonstrated with the gross value index using a $90/ton (sic) cut-off.

The Ciesielski (2001) analysis states that their results support the reserves calculated by Hawley (2000b) and that the grades comport with the averages from Minera de Chilpancingo metal sales reports for the years 1990 to 1992 (this later data is not in the materials reviewed by this writer). Ciesielski did not produce an independent tabulation of resource-reserves, but stated that there is more than sufficient information to demonstrate the presence of measured and probable reserves and indicated resources to warrant further exploration.

The mineral resource-reserve quantities and grades are reported here for the sole purpose of establishing an order of magnitude for the tonnage and grade of mineralization defined by exploration at the Vianey Mine as of the end of 1997. As stated above, there are issues related to sample distribution and adequacy of channel samples used in the calculation, that suggest the resource calculation may not meet the requirements of Section 1 of NI 43-101. The calculation, however, was performed by a Qualified Person (P. Hawley) with intimate experience with the property and its mineralization. At an absolute minimum, the results of exploration to date and the resource evaluations serve to form a strong basis for recommending aggressive exploration of the Vianey Mine, which is recommended, and is set forth below in greater detail.

7.	Geological Setting

The Vianey Mine property is located in the Sierra del Sur Metallogenic Province in the
Guerrero Gold and Massive Sulfide Belts (Hawley 2000a. See also Figure 3). This province is characterized by Cretaceous sedimentary and volcanic rocks intruded by Lower Tertiary intermediate composition stocks. It hosts intrusive associated gold-copper-silver deposits. To the west, the massive sulfide belt hosts several silver-lead-zinc and copper deposits.

The Vianey Mine is located in the Morelos Guerrero Basin of Cretaceous age, mostly composed of a folded and faulted limestone sequence up to 2500 meters thick, intruded by granodiorite and monzonite plutons, which are responsible for development of silver-lead-zinc mineralization in veins, skarn and breccia bodies.

Various types of deposits occur in this geological context, i.e. mesothermal lenses, veins and breccias (Vianey Mine), iron- and gold-bearing skarns, disseminated iron-gold-copper or hydrothermal veins and epithermal gold-mercury deposits. In the Guerrero basin, the Morelos Mineral Reserve is under going intense mineral exploration by Teck-Cominco Corporation and other companies, which control large concessions near the Vianey Mine.

Figure 7: Regional geology map of the Vianey Mine area. Map after Hawley (2000a). Black stars indicate other mineral deposits and prospects in skarn and intrusive-related environments.

7.1	Stratigraphy of Sedimentary Rocks

The Vianey property is underlain by limestones, limestone breccias, calcareous and carbonaceous siltstones, and argillites intruded locally by felsic dikes and plugs with affiliated skarn. The local Stratigraphy consists of limestone underlain by limy siltstone of undetermined thickness, but known to exceed 2500 meters thick. These rocks are part of regionally extensive shallow marine sedimentary sequence that form an elliptical exposure of Cretaceous carbonate lithologies known as the Morelos-Guerrero Basin.

7.2	Intrusive Rocks

The Vianey Mine carbonate sequence is intruded by granodiorite and monzonite plutons, dikes, sills and irregular plugs. These intrusive masses are intimately associated with mineral deposits throughout the region.

7.3	Structural Framework

The structural trends are predominantly northerly and northwesterly. These principal trends have spatial affinity with several of the silver- and poly-metallic deposits on a regional basis, including at Vianey Mine. The combination of intrusive rocks and proximity to major structures is believed to be especially important in localization of important mineral deposits (see Figure 7).

The carbonate Stratigraphy in the Vianey Mine region is broadly folded and domed. Major folds, with amplitudes of fifty- to hundreds of meters are common. Drag folds and distortions of the bedded rocks are common in the underground exposures at the subject property.

8.	Deposit Types

Various types of mineralization occur as a result of the interplay between Stratigraphy, structure, and proximity to intrusive centers in the district. The different types of deposits known to occur are as follows:

•	Lenses, veins, mantos or breccias containing silver and poly-metallic Pb-Zn-Cu (Vianey deposit)
•	Skarn zones and replacement concentrations or iron and gold (Nukay deposit)
•	Disseminated and hydrothermal vein type Fe-Au-Cu (La Subsida deposit)
•	Epithermal and hot springs deposits of mercury (Hg) and gold (Brasil and Laguna deposits).

Mineralization at the Vianey Mine includes veins, breccias, lens and mantos of silver - and poly-metallic (Pb-Zn) mineralization with local concentrations of gold and copper. The veins and breccia zones predominate in apparent importance. Most of the veins are localized along NW-SE trending structures and E-W structures; the lenses occur in fault zones and as sulfide concentrations with calcite, gypsum and quartz between some bedding planes.

Two major breccia zones of significance have been identified in the limestone (the Don Pedro and Twilight Zone). These are believed to be in-part structural breccias and in-part related to shrinkage of rock units adjacent to- or above intrusive masses. In either or both cases, the breccia is associated with calcite-gypsum-quartz gangue minerals and weak to moderate hydrothermal alteration with disseminated to semi-massive poly-metallic sulfide mineralization and important amounts of associated silver.

9.	Mineralization at the Vianey Mine Concession

In the veins, lenses and mantos, mineralization consists primarily of massive- to semi-massive sulfides with gypsum, calcite and silica. The sulfides are mostly pyrite, galena (Pb), sphalerite (Zn) chalcopyrite (Cu) and acanthite (Ag). The veins are usually associated with faults (see Figure 8) and the lenses of massive sulfide occur in fault gouge zones (Figure 9) and as inter-bed lenses.

Figure 8: Massive sulfide on left portion of vein on the -75m level with stringer sulfide mineralization (right).	Figure 9: Lens of massive sulfide in fault zone -in headwall with slickensides on right.

Both photos by R. Blakestad, 2004 - width of view ~1m.

The character of the veins is different on different structures. In some cases, the observed veins are massive sulfide 0.1 to 0.5 meters thick, with or without parallel stringer sulfides (0.2 to 1.5 cm thick) in a matrix of calcite-silica-gypsum gangue (Figure 8). These veins occur over widths of one to three meters and may include more than one zone of massive or semi-massive sulfide. In other cases, the veins are discrete, zoned veins with calcite cores and massive galena-sphalerite (minor pyrite) mineralization, as in Figure 10 below.

Numerous veins and lenses of mineralization were observed in underground structures with divergent attitudes on the 0, -38, and -75 levels, indicating that several vein systems occur. The main vein on the 0 Level (the Tepemesquite Vein) follows a N 110° E trend and dips north at 85°; the principal Vianey Vein and sub-parallel veins on the lower levels tend to be more NW-SE trending and dip steeply to the southwest. These later veins are well suited to exploration by drilling from the surface, as the dip direction coincides somewhat with the surface topography.

The principal vein encountered on the -38, -50 and -75 levels is the Vianey Vein. It averages about one meter in thickness, but increases up to three meters wide in the southeastern portion of the workings. Drifting on the vein returned encouraging values of silver lead, and zinc over 24 meters of advancement (Thorpe, 1998). Drilling from underground stations 1, 2, 4, and 6 intercepted three to five discrete mineralized zones, which are shown in greater detail in Section 11 “Drilling” below.

Figure 10: Example of an un-named, near-vertical hydrothermal vein in limestone host rocks showing the central core of calcite+gypsum+quartz between selvages of massive galena (gray) and sphalerite (brown). The vein is 0.32 meter wide. A sub-parallel, sphalerite stringer two to four centimeters thick occurs without calcite, 0.6 meters to the right of the main vein. Photo by R. Blakestad, 2004.

At least two relatively large breccia zones have been encountered by drilling during the exploration phases conducted by Minera LMX. The Don Pedro breccia, according to Hawley (2000a), constitutes a broad zone of relatively low-grade mineralization with a pipe-like form that plunges 30 degrees to the northwest along the hanging wall of the Vianey Vein. The Don Pedro breccia is not well characterized in the available literature on the property, but it is considered to be a significant target for further exploration.

A second zone of breccia mineralization, the “Twilight Zone” was encountered by drilling in the phase two program. This mineralized breccia is interpreted to be a stratabound limestone breccia, or manto, striking N 120 E, dipping about 32 degrees SW. Sphalerite-galena-pyrite mineralization occurs in the breccia matrix with pervasive orthoclase alteration and appears to be replacement in nature, approximately six meters thick and with undefined strike length exceeding 32 meters. Similar to the San Pedro breccia, the Twilight Zone breccia constitutes a target for further exploration in the southeastern portion of the underground workings.

10.	Exploration

Minerale Jazz SA de CV has conducted no exploration of its own during the past three years and thus has no additional new information to add to that which was summarized and calculated by Thorpe (1998), Hawley (2000a and 2000b) and Ciesielski (2001). All exploration is considered to be in a historical perspective and is reported in Section 6 “History” above.

In order to maintain a consistency of flow for the organization of this technical report, a more detailed description of the drilling conducted in 1996 is presented below.

11.	Drilling

Drilling at the Vianey Mine was carried out under the oversight of Minera LMX in 1996. The first phase of drilling was conducted in the mine at Drill Station 1 by P.H. Consultants Ltd of Val d’Or, Quebec, consisting of 252 meters of NQ-size core drilling. A second phase of drilling completed an additional 2173 meters of BQ-size core drilling from stations 1 through 6 in November 1996. Britton Hermanos Perforations de Mexico was awarded the second contract.

All 1996 drilling was from underground at stations on the -75 Level (see Figure 11). Drill holes were fanned out in a vertical array from each station. The drill stations and corresponding holes are as follows:

Table 1: List of holes drilled at Vianey Mine.

PHASE 1:
STATION	HOLE #	LENGTH	AZIMUTH	DIP
1	VM-01	31.6m	45	0
1	VM-02	72.9m	225	-45
1	VM-03	87.8m	225	-65
1	VM-04	45.1m	225	-85
1	VM-05	54.1m	225	-20
PHASE 2:
STATION	HOLE #		AZIMUTH	DIP
1	VM-05	77.8m	225	-20
1	VM-06	122.3m	225	+45
1	VM-07	95.2m	225	+70
2	VM-08	92.1m	230	+60
2	VM-09	102.8m	230	+30
2	VM-10	116.5m	230	0
2	VM-11	106.7m	230	-30
2	VM-12	22.3m	230	-60
3	VM-13	91.5m	245	+70
3	VM-14	140.3m	245	+45
3	VM-15	89.0m	245	0
3	VM-16	49.4m	245	-45
3	VM-17	101.2m	245	-70
4	VM-18	86.0m	190	+70
4	VM-19	92.1m	190	+45
4	VM-20	107.3m	190	0
4	VM-21	107.3m	190	-45
4	VM-22	107.3m	190	-70
5	VM-23	25.0m	125	-45
5	VM-24	50.9m	125	0
5	VM-25	113.4m	125	+45
6	VM-26	95.1m	137	0
6	VM-27	124.1m	137	-45
6	VM-28	93.6m	137	+45

Significant mineralized intercepts and simplified drill cross-sections showing the mineralized zones are displayed in Figures 12 through 16 below (reproduced with permission, P. Hawley, 2005). Cross-section figures for drill stations 3 and 5 are not available for reproduction.

Drill intercepts in the drill intercept tables set forth in Figures 12 through16 reflect linear sample widths, un-adjusted for intercept angle. Adjustments to the linear intercept to derive true thickness was calculated by the trigonometric formula: HW=(I*COS((90-ZCA)*Pi/180), where HW is the horizontal width, I is the intercept width, ZCA is the dip angle of the structure.

VIANEY MINE DRILL STATIONS
Drill Station Locations -75 Level
Showing Underground Workings,
UTM Grid, and Baseline Grid
0
20
40
meters
Base map from:
LMX Resources 1997
N
Station 1
Station 2
Station 3
Station 4
Station 5
Station 6
Baseline
25
100
125
150
175
200
225
1986750N
1986700N
1986650N
1986600N
431400E
431450E
431500E
431550E
431600E
431650E
431700E

Figure 11: Plan map of the -75 Level showing 1996 drill stations and trace of drill holes completed. Map by R. Blakestad, 2005, redrafted from Thorpe (1998).

Figure 12: Table of mineralized intercepts and drill hole section for Drill Station 1 on the -75 level Vianey Mine. Section view looking N 135 degrees East. Tables and section from Hawley 2000b.

Figure 13: Table of mineralized intercepts and drill hole section for Drill Station 2 on the -75 level Vianey Mine. Section view looking N 140 degrees East. Table and section from Hawley 2000b.

Figure 14: Table of mineralized intercepts Drill Station 4 on the -75 level Vianey Mine. Section view looking N100 degrees East. Table and section from Hawley 2000b.

Figure 15: Table of mineralized intercepts and drill hole section for Drill Station 6 on the -75 level Vianey Mine. Section view looking N 47 degrees East. Tables and section from Hawley 2000b.

12.	Sampling Method and Approach

Core from the drill holes returned good recovery. The drill cores were split in the field with a percussion core splitter and ½ sections of the core were submitted to Bondar Clegg Laboratories for ICP, fire assay and aqua regia-AA determinations. Sample intervals were generally in one-meter increments with starting and ending segments determined by visual attributes of mineralization. Drill intercept angles with dipping mineralized structures were corrected by application of a trigonometric formula to establish true widths after composite sample intervals were determined by weighted average methods. Other details of the core sampling program are not known.

Underground, the writer observed a number of channel samples and determined that the “channel samples” were, without exception, not deep enough or wide enough to constitute industry standard channel samples for resource-reserve determinations. In most cases, the underground sample line was clearly visible and the samples taken were probably reasonably representative of the zone sampled, however, heavy reliance on channel samples was made in the resource calculation by Hawley (2000b), therefore caution in interpreting the sample accuracy is justified.

13.	Sample Preparation, Analyses and Security

The writer is not aware of details of sample preparation and security; therefore not comments are set forth. The analyses were conducted by Bondar Clegg Laboratories, which is a widely respected commercial laboratory. Issues regarding the reliability of analyses are not in contention.

14.	Data Verification

The writer visited the property and underground workings between August 21-23, 2004. The 0, -38, -50, -68, and -75 levels were inspected and the general layout of previous mining and more recent exploration was observed. Underground observations confirm the layout and general configuration of mining stopes, passageways, and drill stations as set forth in the documents pertaining to the Vianey Mine property.

Numerous files, unpublished reports and exploration data were reviewed in the course of evaluating the mineral potential of the property. These and the drill logs for phase one underground drilling and all supporting assay data sheets were reviewed and compared for conformity. No transcription errors or omissions were identified. Though no standards or blank samples were submitted to the Bondar Clegg laboratory, numerous duplicate drill and channel samples were submitted to Inchcape Testing Services (the Mexico subsidiary of Bondar Clegg) for comparative assays. A reasonable correlation between the duplicate assays was observed.

Representative drill intercept calculations were reviewed and recalculated to check accuracy. No significant errors or omissions were detected. However, drill logs and assay sheets for phase two underground drilling were not available for review and thus could not be checked.
No reference to assay results for drill holes at underground Drill Station 5 could be found, indicating that the assays for drill holes VM-23, VM-24, and VM-25 are not in the database.

15.	Interpretation and Conclusion

The geological interpretation set forth by previous investigators is reasonable and supported by observations of the writer on the surface and underground. Veins, lenses, breccias and mantos bearing silver-rich massive, semi-massive and disseminated sulfide mineralization occur in several areas of the mine with a dominant trend striking northwest, dipping steeply to the southwest. Most of the mineralization is structurally controlled by faults and shear zones, with lenses of sulfide locally occurring between certain bedding planes in a calcareous sedimentary rock environment.

Several mineralized zones were observed underground and several parallel to sub-parallel mineralized zones were intercepted by drilling vertical fanned drill holes at all the drill stations except Stations 3 and 5. Drilling and chip-channel sampling indicate substantial amounts of potentially economic mineralization occur above the -75 meter level adjacent to preexisting stopes. Drilling below the -75 level has shown that the mineralization extends to the -125 and locally to the -150 meter level. Breccia zone mineralization, possibly suitable for large-scale underground mining, has been identified, but not fully delineated.

The writer concludes that the Vianey Mine is an excellent advanced-stage exploration target with exceptional opportunity for the definition of additional mineralization.

16.	Recommendations

Aggressive exploration of the Vianey Mine is warranted and recommended. A program of detailed mapping and sampling of underground exposures is recommended, coupled with a structural analysis of faults and bedding attitudes. The objective of the underground exploration should be to identify suitable surface drill sites that will provide for a series of diamond core drill holes to penetrate the areas of projected mineralization at the -150 meter level and -200 meter levels. Additional underground mapping and sampling will also assist in the process of converting identified mineralization to resource-reserve classifications under NI 43-101.

Surface drill stations should be sited at 50-meter intervals, progressing from the portal area to the southeast for a distance of 200 meters (five stations, or more if drilling indicates that the mineralization continues in the southeast direction). With a topographic advantage of drilling from the southwest of the trace of the Vianey Vein, two holes of 195 and 225 meters each, with a azimuth bearing N 35 degrees East, should reach the -150 and -200 levels (with a 70-meter offset to the southwest) from the vein trace, if inclined at -65 and -77 degrees respectively. Five drill stations of two drill holes each will amount to 2,100 meters of drilling. A 10% contingency in the drilling is applied to account for topographic and structural unknowns, for a total deep drilling objective of 2,310 meters.

Direct drilling costs, including mobilization/demobilization, set-up, moves, consumables and fuel are estimated at US$60/meter, for $138,600.

Objectives of the proposed drilling are multi-fold:

1.	Explore the extension to deeper levels of the known mineralized structures (to the -200 meter level), thereby potentially increasing the potential resource base.
2.	In the process of drilling for deeper intercepts, the drill will prospect for new zones of mineralization in the interval from the surface to known mineralization.
3.
In the process of drilling from the surface into the deeper levels of the mineralized zone, the interval can be evaluated for future development work, such as construction of a decline to the lower levels of mineralization to facilitate access by modern mechanized mining machinery and to facilitate access to the lower levels for future underground drilling.

Particular interest should be placed on penetrating the mineralized San Pedro and Twilight Zone breccias to assist in better definition of their mineral potential. Eight additional drill holes, averaging 115 meters each, bearing N 35 degrees East, inclined at -40 to -55 degrees, are recommended to penetrate the breccia zones at locations to be determined from underground mapping. A direct drilling budget for 920 meters amounts to $55,200.

The near-term exploration recommended here is designed to provide the impetuous for consideration of large-scale underground mining of the Vianey Mine. If deeper drill exploration is successful in defining similar thickness and grade reported for the upper levels, the mass of mineralization will be greatly increased and scale of future exploration and considerations for potential mining will need to be scaled up accordingly.

The estimated cost of the recommended exploration program is $461,780 USD ($577,225 CAD), including 10% contingency.

Table 2: Proposed exploration budget for the Vianey Mine:

Geological mapping Drill logging & Support	Underground mapping and structural + 2 drill geos; eight man-months, with field support, lodging, transportation, assistants & labor OH @ 30%	$ 86,700
Drilling	Direct drilling costs for 3,230 meters @ $60/m	$193,800
Geochemical	1,100 rock and core samples, including preparation	$ 22,000
Supplies/ Misc. field	Field supplies, lodging, meals, transportation	$ 21,300
Permits & reporting	Permit and report preparation	$ 20,000
Home Office/Mgmt	$40,000 Lump sum + Proj. Manager for 6 mo.	$ 76,000
Contingency	Lump sum @ 10%	$ 41,980
Total Project Cost	USD	$ 461,780

Actual costs realized during exploration may be different than projected in this section due to cost variables beyond the control of Minerale Jazz and its contractors. Delays caused by personnel availability, transportation costs, weather conditions, and variable site conditions are among the variables to be encountered, and actual drilling contract costs may vary.

The scope, objectives, and budget for a follow-up program of increased drill hole density and decline ramp construction should be determined by a Qualified Person after analysis of results from completion of the recommended program.

Respectfully submitted,

Rodney A. Blakestad, J.D., C.P.G.

16. Pertinent References

Ciesielski, A., 2001. Qualifying report on the Vianey Mine, State of Guerrero, Mexico. Bumigeme Inc., unpublished report. p. 26.

Hawley, PJ., 2000a. Scoping study for the qualification of a pre-feasibility report and proposed bulk sample and exploration program for Robex Resources Inc. On the Vianey Mine, Guerrero State, Mexico, 38 p.

Hawley, P.J., 2000b. Reserve and drill resource study for Robex Resources Inc. on the Vianey Mine, Guerrero State, Mexico, 122 p.

Maps of Mexico, 2004. Web site: http://www.maps-of-mexico.com/mexico_states.shtml

Megaw, P.K.M., 2004. Imdex, International Mineral Development & Exploration web site: http://www.imdex.com/c_l.htm.

Mining Engineering, 1994. Mining in Mexico. Societyfor Mining, Metallurgy, and Exploration, Vol. 46, No. 4, April 1994. pp. 292-322.

Reyes, J.S., Rodarte, G.E., Jimenez, R.B., and Franco, E.R., 2000. Carta Geologico-Minera Chilpancinco 14Q-k(1), 1:100,000 Scale. INEGI, 1 sheet.

Sanchez, R.M., 2001. An overview of mining law in Mexico. Latin Lawyer, Nov/Dec. 2001, pp. 61-63.

Thorpe, J., 1998. Progress report - phase three underground exploration development program for LMX Resources Ltd. Unpublished report.

17. Statements of Qualification of Rodney A. Blakestad, J.D., C.P.G..

I, Rodney A. Blakestad, do hereby certify that:

•	I am an independent Consulting Geologist with a residence at 1602 W. Placita Sin Nieve, Sahuarita, Arizona 85629.

•	I am a graduate of the University of Alaska at Fairbanks, having attained a Bachelor of Science degree in Geology, 1973.

•	I am a Professional Geologist, registered in the State of Alaska, 1980 (PG #0022).

•	I am a Certified Professional Geologist in good standing with the American Institute of Professional Geologists, 1980 (C.P.G. #4899).

•	I am a graduate of the University of Denver Law School, having attained a Juris Doctor degree in Natural Resources Law, 1989.

•
I have practiced my profession of Exploration Geologist for at least 15 years in matters of gold mining and gold and silver exploration, and for an additional ten years in matters of base metals and PGM exploration.

•	I have prior personal experience with poly-metallic veins systems occurring in central and northern Mexico.

•
I personally visited the site subject of this report during the month of August 2004, and spent the greater part of three days (August 21, through 23, 2004) on the property or its immediate surroundings.

•	I am a Qualified Person in conformance with National Instrument 43-101.

•	I have read and understand the National Instrument 43-101 and Form 43-101-F1, and declare that I wrote the report in conformance thereof.

•
I am responsible for the technical report entitled “The Vianey Mine - Guerrero State, Mexico”, dated October 18, 2004 and revised March 10, 2005, which is intended to be compliant with the reporting requirements of National Instrument 43-101.

•
I do not know of any material fact or material change with respect to the subject matter of this report which if not reflected in the report, the omission of which or the failure to disclose such, would make the report misleading.

•
I certify that I do not own, nor do I expect to acquire, directly or indirectly, any interest in the Vianey Mine property or the securities of Minerale Jazz SA de CV, Journey Unlimited Omni Brands Corporation, or any affiliates, or affiliated entities thereof.

•
I certify that I am not under any agreement, arrangement, or understanding, nor do I expect to become, an insider, associate, partner or employee of Minerale Jazz SA de CV, Journey Unlimited Omni Brands Corporation, or any affiliates, or affiliated entities thereof.

•
I certify that I have not received a majority of my income during the past three years preceding the date of the report referred to above from Minerale Jazz Journy Unlimited or any affiliates, or affiliated entities thereof.

•
I consent to the filing of this Qualifying Report with any stock exchange or other regulatory authority, and I consent to electronic publication of this document, including on the web sites of Minerale Jazz SA de CV and/or Journey Unlimited.

Prepared in Tucson, Arizona effective the date of October 18, 2004, Revised March 10, 2005.

Rodney A. Blakestad, J.D., C.P.G.

APPENDIX A

VIANEY MINE, TITLE OPINION